EXHIBIT 99.5

July 5, 2012

Dear Fellow J. Alexander’s Shareholders:

As you are likely aware, on June 22, 2012, J. Alexander’s Corporation entered into an agreement to merge our Company with a subsidiary of Fidelity National Financial.  In light of this, we are reaching out directly to you, the true owners of the Company, to clarify our view of the situation and provide an update of the measures we are taking to continue to protect and maximize value for all J. Alexander’s shareholders.

Last week we sent a letter to E. Townes Duncan, Joseph Steakley and Brenda Rector, the independent members of the Company’s Board, expressing our dissatisfaction with the proposed merger.  Our disappointment extends beyond the contemplated economic value for shareholders.  We do not trust that this process was conducted with the best interests of the Company’s shareholders in mind.

We do not believe this transaction is a satisfactory outcome for shareholders.  We will not consent to part with our stake unless we are paid a full and fair value. As we have maintained since commencing our efforts to achieve representation for shareholders, we believe in the long-term prospects of J. Alexander’s.  We feel it is grossly inequitable to the Company’s owners for the Board to consummate a transaction simply because they deem it the “best” of the limited offers received through a process rife with potential conflicts.

We believe there are several questions that shareholders should demand to have answered before they consent to leave significant value on the table:

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Why are management and the Board suddenly in such a hurry to sell the Company right now?  A mere 15 months ago the CEO’s publicly stated exit strategy was the “Columbarium at the First Presbyterian Church in Nashville”.1  With ten consecutive quarters of same-store sales growth, would not an offer need to justly compensate shareholders for the Company’s growth prospects in order to precipitate such a drastic departure from management’s historical strategy?

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Why was O’Charley’s (a restaurant company operating in a stagnant niche of casual dining, having just sold a large portion of its owned real estate and generating approximately half of the EBITDA margins that we estimate J. Alexander’s will produce this year) able to obtain the same 6.5x multiple of current year EBITDA in an all-cash2 transaction from Fidelity National just a few months ago?

1 J. Alexander’s Corporation’s 2010 Letter to Shareholders dated March 24, 2011.  The full quote: “Occasionally I am asked if I have an exit strategy. The answer is yes.  The Columbarium at the First Presbyterian Church in Nashville”.
2Why was the O’Charley’s Board, when initially offered a mix of cash and stock from Fidelity National, able to negotiate an all-cash price for its shareholders and the J. Alexander’s Board was not?  If it was a matter of negotiating leverage, we would think that the J. Alexander’s Board could simply have refused to sell the Company – unless they had a reason for selling the Company other than maximizing value for shareholders.

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Why is the Board satisfied that Fidelity will not pay more than 6.5x current year EBITDA (currently in cash and stock) when, in its very own investor presentation, Fidelity touts all of the synergies it can extract from restaurant companies and asks its investors to value those sub-par brands at 8x current year EBITDA?

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Why does the Board think shareholders should accept a security with no prior market price discovery, representing minority ownership in an accumulation of businesses that have minimal overlap with the Company’s growing market niche and superior brand reputation, while all of the options belonging to insiders will be cashed-out in full?

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Perhaps most relevant, did the other indications of interest offer similar terms of employment and/or compensation to the current management team?  What role did this play in the Board deeming those offers to be “inferior”?

Because of the results, coupled with the Board’s long history of poor governance and value destruction, we simply have no confidence in the Board’s ability or willingness to conduct a full and fair process.  They can claim that they have contacted anyone and everyone, but they have given shareholders no reason to accept these assertions as truth.  We have no trust in the Board, we have no trust in management and, as a result, we have no confidence that every step has been taken (and will be taken) to properly represent our interests.  This is why we continue to take all appropriate action to enable shareholders to have their interests represented (free from conflicts) in the proposed sale of their company.

On Monday, July 2, we filed suit in the Tennessee Chancery court seeking to compel the Company to hold its annual meeting so shareholders can vote on the election of our director candidates.  In failing to hold its meeting by July 1, the Company knowingly and intentionally violated Tennessee law in order to avoid the possibility of a shareholder referendum on the Board’s effectiveness.  Our complaint is attached to our 13D filing, and we encourage shareholders to read it.

On Thursday, July 5, we sent the Company notice of our intent to call a special meeting of shareholders for the purpose of adding two seats to the Company’s Board and filling those newly-created vacancies with our nominees.  Should the Board be successful indefinitely delaying its annual meeting (through litigation tactics or otherwise), the special meeting would enable shareholders to express their dissatisfaction with the current governance structure at a vote to take place within 90 days.  Shareholders deserve an annual meeting before then, but prudence dictates contingency planning in light of the staggering entrenchment tactics employed by the Board thus far.

With ownership of over 10% of the Company’s common stock, our only objectives are to protect and maximize value for all shareholders of J. Alexander’s.  We will continue to pursue all available remedies.

Sincerely,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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